UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission file number 001-35530	Commission file number 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P.	BROOKFIELD RENEWABLE CORPORATION
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda	250 Vesey Street, 15th Floor New York, New York 10281
(Address of principal executive office)	(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 of this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the SEC on February 19, 2020, (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020 and (iii) Brookfield Renewable Corporation’s registration statement on Form S-8 filed with the SEC on August 3, 2020 (File No. 333-240282).

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Third Amendment to the Relationship Agreement among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P. and the other parties thereto, dated February 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: February 8, 2021	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD RENEWABLE CORPORATION

Date: February 8, 2021	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary